Via Facsimile and U.S. Mail
Mail Stop 6010

August 22, 2007

Mr. Richard P. Shea
Chief Financial Officer
Momenta Pharmaceuticals, Inc.
675 West Kendall Street
Cambridge, MA 02142

Re: Momenta Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 15, 2007
File No. 000-50797

Dear Mr. Shea:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joel N. Parker
Accounting Branch Chief